SEWARD & KISSEL LLP ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

WRITER'S DIRECT DIAL (212) 574-1265	TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	1200 G STREET, N.W. WASHINGTON, D.C. 20006 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

          July 19, 2011

Securities And Exchange Commission
100 F Street, N.E.
Washington, D.C.   20549

Attention:  Justin Dobbie
Legal Branch Chief

Re:	Knightsbridge Tankers Limited Registration Statement on Form F-3 Filed June 24, 2011 File Number 333-175125

Dear Mr. Dobbie,

We refer to the registration statement on Form F-3 and the prospectus contained therein (the "Registration Statement"), filed by Knightsbridge Tankers Limited (the "Company") with the Securities and Exchange Commission (the "Commission") on June 24, 2011.

By letter dated July 12, 2011 (the "Comment Letter"), the staff of the Commission (the "Staff") provided the Company with its comments regarding the Registration Statement.

The Company has today filed via EDGAR Amendment No. 1 to the Registration Statement (the "Amended Registration Statement"), which responds to the Staff's comment contained in the Comment Letter.  The Amended Registration Statement also corrects typographical errors and includes updates related to the passage of time.

This letter responds to the Staff's Comment Letter.  The following numbered paragraph corresponds to the numbered paragraph in the Comment Letter.

Description of Debt Securities, page 12

Global Securities, page 18

1. Please revise to remove your statement on page 21 that you take no responsibility for the accuracy of the information in your Global Securities section concerning DTC and DTC's book-entry system as you may not disclaim responsibility for the accuracy of the information contained in your registration statement.

The Company has revised page 21 of the Amended Registration Statement to remove the statement that the Company takes no responsibility for the accuracy of the information in the Global Securities section concerning DTC and DTC's book-entry system.

* * * * *

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1265 or Christine Westbrook at (212) 574-1371.

Very truly yours,

By:	/s/ Edward S. Horton Edward S. Horton

cc:   Sonia Bednarowski
Inger M. Klemp

KNIGHTSBRIDGE TANKERS LIMITED
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08
Bermuda

July 19, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Justin Dobbie

Re:	Knightsbridge Tankers Limited (the "Company") Amendment No. 1 to Registration Statement on Form F-3 File No. 333-175125

Ladies and Gentlemen:

The undersigned registrant hereby acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully, Knightsbridge Tankers Limited

By:	/s/ Inger M. Klemp
Name:	Inger M. Klemp
Title:	Chief Financial Officer